EXHIBIT   2.3

Minco Mining & Metals Corporation

Management’s Discussion and Analysis

For the Period Ended September 30, 2006

This management’s discussion and analysis (“MD&A”), dated November 10, 2006 should be read in conjunction with the accompanying unaudited consolidated financial statements and notes prepared by management for the period ended September 30, 2006 and the audited consolidated financial statements and notes for the year ended December 31, 2005. The Company’s financial statements are prepared in accordance with Canadian generally accepted accounting principles (“GAAP”). Except as noted, all financial amounts are expressed in Canadian dollars.

This MD&A contains statements that are forward-looking in nature, involving known and unknown risks and uncertainties such as general economic and business conditions, operating costs, changes in foreign currency exchange rates, and other factors. Since forward-looking statements address future events and conditions, by their nature, they involve inherent risks and uncertainties. Therefore, actual results may be materially different from those expressed or implied in such statements.

Additional information, including the Company’s annual information form (AIF), is available on SEDAR and may be accessed at www.sedar.com.

Company Overview

Minco Mining & Metals Corporation (“Minco Mining”), referred to with its subsidiaries as the “Company”) was incorporated under the laws of British Columbia, Canada and is engaged in the acquisition and exploration of mineral resource properties in the People’s Republic of China. Through joint ventures with various Chinese governmental entities and alliances with mining enterprises in China, the Company is working to build a strong portfolio of commercially viable projects in China.

The Company is in the exploration stage and has no operating revenue. Since the signing of its first co-operation agreement in China in 1996, the Company has been active in Chinese mineral exploration and property evaluation and plans to build a portfolio of precious and base metals properties in China. The Company has conducted exploration work on properties located in Sichuan, Xinjiang, Hebei, Hunan, Inner Mongolia, and Gansu provinces of China, and investigated or evaluated many Chinese mineral properties.

China has large mineral deposits and, as a result, there has been a steady growth in the number of foreign mining companies doing business in China.

The Company’s corporate structure consists of:

•

Wholly-owned subsidiaries - Minco Mining (China) Corporation (“Minco China”), Yuanling Minco Mining Ltd. (“Yuanling Minco”), Huaihua Tiancheng Mining Ltd. (“Huaihua Tiancheng”), and its interests in the Jinniusan and Longnan projects, incorporated in the People’s Republic of China; Minco Base

Metals Corporation (“Minco Base Metals”), incorporated in British Columbia; and Triple Eight Mineral Corporation (“Temco”), incorporated in the British Virgin Islands.

•

Controlling interests – 55.4% controlling interest in Minco Silver Corporation (“Minco Silver”) and its subsidiary Minco Silver Ltd.

•

Joint ventures and business combinations- the Company has contractual rights to earn into the following projects and joint ventures:

(i)

up to 51% of a joint venture company to be formed and known as Guangdong Minco-Jinli Mining Co. Ltd. (the “Jinli JV”) - holding company for the Changkeng Gold project;

(ii)

up to 80% of a joint venture company formed and known as Gansu Keyin Mining Co. Ltd. (the “Keyin JV”) - holding company for the Yangshan (Anba) Gold project and White Silver Mountain project;

(iii)

up to 75% of a joint venture company to be formed and known as Gansu Minco Mining Co., Ltd. (the “Gansu JV”) - holding company for Minco-Qinqi project (formerly West Extension of Yangshan);

(iv)

up to 75% of a joint venture company formed and known as Inner Mongolia Damo Mining Co. Ltd. (the “Damo JV”) - holding company for the Gobi Gold project; and

(v)

up to 75% of a joint venture company formed and known as Inner Mongolia Huayu-Minco Mining Co., Ltd. (the “HYMK JV”) - holding company for the BYC Gold project.

Foreign Exchange Rates

The Company undertakes many transactions in US dollars and RMB. Information concerning exchange rates between these currencies and the Canadian dollar is summarized below:

	RMB	US$
2005 3rd quarter average	6.776	0.831
September 30, 2005	6.927	0.854
2005 average	6.776	0.826
December 31, 2005	6.927	0.858
2006 3rd quarter average	7.081	0.883
September 30, 2006	7.108	0.898

Company’s Operations

The following is a discussion of the properties and projects that Minco Mining holds directly and through its subsidiaries.

Minco Mining

Changkeng Gold Project

On September 28, 2004, Minco Mining signed a 30-year joint venture contract with four other companies in Guangdong for the exploration and development of the Changkeng gold deposit in Gaoyao City of Guangdong Province, China.

Pursuant to the contract, Minco Mining and its partners will form the Jinli JV, a Sino-Foreign joint venture with a total investment of 100 million RMB (approximately $14.7 million), to explore and develop the Changkeng gold deposit. To earn a 51% equity interest in the Jinli JV, Minco Mining must contribute 51 million RMB (approximately $7.4 million) in six installments. The information for the six installments is described in detail in the MD&A for the year 2004 as filed on SEDAR at www.sedar.com.

The Jinli JV is to acquire the Changkeng exploration permit from the No. 757 Exploration Team of Guangdong Geological Exploration Bureau. The value of the exploration permit has been appraised at 33 million RMB (approximately $4.85 million) by an independent valuator, which was confirmed by the Ministry of Land and Resources of China. The Jinli JV is to pay the 33 million RMB for the exploration permit in three installments within 360 days of the issuance of the Changkeng exploration permit.  The remaining 67 million RMB committed by the partners to the Jinli JV will be used for project exploration and feasibility studies on the mine property.

A drilling program completed late in 2004, consisting of eight drill holes, confirmed results of both the previous Chinese drilling and also the continuity of the No.1 zone towards the east and south. A proposal for a drilling program was presented to the joint venture partners in January 2006. This program consists of systematic infill drilling, which it is expected will allow up-grading of resources to the CIM “indicated” category.  The drilling program will also include holes to test for extensions of known mineralization.

The original Changkeng exploration permit, which expired in September 2004, has been renewed and is presently held by the No. 757 Exploration Team. The Company is in the process of obtaining all the required government approvals on Jinli JV, so that the exploration permit can be transferred to the Jinli JV. As this may take several months, phase one drilling program at Changkeng only meets the minimum expenditure required by the Chinese Government in order to maintain the validity of the exploration license.

At this stage exploration is limited to two infill holes on Lines 1 and 8 for a total of 445m.The purpose of the two holes is to test the continuity of the major gold mineralization zone. The two holes will also be kept for long-term hydrological observation.

Systematic infill drilling and relevant engineering study will be carried out after the exploration license is transferred to the Jinli JV.

•

Exploration plan for 2006:

An extensive exploration program has been planned to delineate the mineralization. It is hoped that this will expand the existing resource base, upgrade the inferred resource estimates and provide a basis metallurgical testing preparatory to initiating a feasibility study. At this juncture, it is planned that Changkeng be explored and developed while exploration is carried out on the adjacent Fuwan silver deposit (the “Fuwan Silver Project”) to delineate the large high grade silver mineralization. At Changkeng, approximately 10,000 metres of infill drilling is planned to upgrade the current inferred resources to the measured and indicated categories. Geotechnical, environmental, and mining plant studies are also proposed. A pre-feasibility study will then be initiated.

The application for renewing the exploration permit on the Changkeng was submitted to the Ministry of Land and Resources by the 757 Exploration Team on August 10, 2006. All the application documents have been accepted by the Ministry and the official procedures for renewing the permit is currently in process.

The exploration program is currently on hold and will recommence once the permit has been renewed, likely in the spring of 2007.

On February 10, 2006, Minco Mining began two drill holes, ZK0103 and ZK0807 which forms part of the Phase-I drilling program. ZK0103 was ended at depth of 130.95m on March 3, 2006. The silicified zone which hosts the known gold mineralization was intersected from 95.07m to 110.75m and mineralization dominated with visible pyrite was observed from 100.95m to 109m. On April 6, 2006, Hole ZK0807 was completed at depth of 269.4m. The silicified zone was intersected from 196.45m to 248.7m and visible sulphide zones were observed from 234.2m to 236.92m and from 240.85m to 245.5m. Drill core samples were collected and sent to PRA Lab in Kunming on April 22, 2006.  The results generally confirm the previous results.

Yangshan (Anba) Gold Project

The Keyin JV signed a joint venture agreement in principal with the Gansu provincial government and two other companies in October 2003 for the exploration and development of the Anba gold property in the Yangshan gold field.  The joint venture company to be formed is referred to as the “YGM JV”. The Keyin JV has the right to earn up to 40% interest in the YGM JV through investment of approximately $3.5 million over five years. The exploration permit, valid until June 2006, is in the process of being extended and then will be transferred to the YGM JV once the definitive joint venture contract has been signed and all requisite approvals for the registration of the joint venture have been obtained. The YGM JV has applied for a business license.

In April 2004, the board of directors of Keyin JV agreed to pay 3 million RMB (approximately $440,000) to a company engaged to prepare the transfer of the exploration permit to YGM JV. The Company advanced RMB 2 million (approximately $295,000) but that company was unable to fulfill all the required duties. The Company has demanded that the RMB 2 million be returned but the ability to collect this amount is uncertain and so the Company has recorded a provision for doubtful accounts, which is considered part of the exploration cost of the project.  Should these funds or any parts thereof be collected in the future, the amount will be recorded as exploration costs recovery.

The Company does not plan to undertake any exploration until the exploration permit has been transferred to the YGM JV.

Minco-Qinqi Project (formerly West Extension of Yangshan)

Minco Mining signed a definitive joint venture contract in October 2004 with Gansu Qinqi Mining Co. Ltd. to form the Gansu JV for the exploration and development of mineral resources on three gold properties located on the Yangshan gold belt in Gansu, China. These properties are:

•

Guanniuwan

•

Hongyangou

•

Guojiagou

The total initial investment in the joint venture is 10 million RMB (approximately $1.47 million), with 75% to be contributed by Minco Mining (approximately $1.1 million).

Gansu JV is in the process of obtaining the required government approval, including a business license and exploration permit transfer for the three properties.  The documents for the exploration permit transfer have been submitted. Once the exploration permit is transferred from No. 2 Exploration Institute to Gansu Qinqi Mining Co. Ltd., the Gansu JV may start the title transfer from Gansu Qinqi Mining Co. Ltd. to Ganzu JV. At that point, the Company will proceed with the exploration program.

At Goujiagou, a soil sampling program on a 100 metre by 40 metre grid was completed in late 2004.   Sample results outlined a strong and coherent gold anomaly with coincident arsenic and antimony.  The association of arsenic and antimony with gold is noted at many of the larger sediment-hosted, disseminated gold deposits in the Qinling gold field and differentiates the Goujiagou mineralization from less significant mesothermal, shear zone related gold systems that are also present in the region.  The anomaly is about 4 kilometres long and 400 to 1,000 metres wide, based on a 40 ppb gold threshold.  This east-west trending gold anomaly is along the altered contact zone between Triassic limestone and fine-grained clastic sediments and spatially associated with an elongate granitic intrusion. Several soil samples yielded over 4 grams per tonne gold.  Follow-up trenching to test the soil anomaly encountered values of 1 to 6 g/t gold within a 7 metre long trench.  These results are very preliminary and further trenching is required to fully test the anomalous zone.

Gobi Gold Project

Minco Mining has earned a 57% interest in the Damo JV by spending approximately $1.5 million up to September 30, 2006, and can earn up to 75% interest with a total contribution of 18 million RMB (approximately $2.6 million).

A site visit, geological review and compilation of previous exploration data have been completed and an exploration proposal prepared.  The Company is currently seeking a joint venture partner for this project.

BYC Gold Project

In 2003, the Company entered into a letter agreement with New Cantech Ventures Inc. (“New Cantech”) whereby New Cantech acquired two options to acquire up to a 60% interest in the Company’s BYC Gold project in Inner Mongolia, China. The first option is exercisable to acquire a 51% interest in the BYC property by issuing 500,000 common shares in the capital stock of New Cantech and by spending 12 million RMB in exploration over three years. The agreement was amended in March 2004 and in April 2005 so that New Cantech may exercise the first option by issuing to the Company 500,000 common shares in the capital stock of New Cantech and by incurring a total of 12 million RMB (approximately CDN. $1.76 million) in three installments as follows:

1)

2 million RMB (approximately $294,000) on or before March 22, 2005, which has been completed.

2)

4 million RMB (approximately $588,000) on or before March 22, 2006 of which $470,220 had been advanced as of the date of MD&A.

3)

6 million RMB (approximately $881,000) on or before March 22, 2007

The second option is exercisable to acquire a further 9% interest in the property by bringing the project to pre-feasibility stage. The BYC Gold project has all permits necessary to pursue exploration on this property.

Pursuant to the terms of the agreement on the BYC project in Inner Mongolia, the Company received, from New Cantech, 100,000 common shares at $0.21 per share for $21,000 and 50,000 common shares at $0.30 per share for $15,000 in 2005.  In 2004, the Company received 250,000 common shares at $0.34 per share for a total of $85,000 and 100,000 common shares at $0.37 per share for a total of $37,000. The aggregate value of these shares at the date of issue ($158,000) has been recorded as an exploration cost recovery.

On September 28, 2006, New Cantech notified the Company that it doesn’t want to proceed further with the BYC Option, and the two parties signed a termination agreement on October 3, 2006. Pursuant to the BYC Option Agreement, New Cantech reconveyed to the Company all of its right and interest in and to the BYC Property.

This large property covers approximately 100 individual gold showings related to shear-hosted fracture systems within or peripheral to an elongate granite intrusion. The focus of recent exploration has been the “North Zone”, which is located on the north-west contact of the granite intrusion. Illegal local miners had removed approximately 400,000 tonnes of near surface oxide ore before being expelled by authorities. In New Cantech’s program, six diamond drill holes were drilled in 2004 aggregating 1,434.5 metres in the North Zone and its north-east projections.  Geological mapping, trenching and sampling was completed in 2004 and 2005 to supplement diamond drilling information and contribute to understanding controls on mineralization.

A diamond drill program was initiated in the fourth quarter of 2005.  This program tested new areas of mineralization exposed by illegal mining activity and follow-up on intersections from previous drilling.

On April 7, 2005, Inner Mongolia Huayu Minco Mining Co., Ltd. received two Reconnaissance Survey Exploration Permits from the Ministry of Land and Resources of China on the properties as follows:

a)

Houxiaonuqi gold property in Wulateqianqi of Inner Mongolia (Permit No. 0100000520051 expiring April 7, 2007); and

b)

Dongwufenzi gold property in Wulateqianqi of Inner Mongolia (Permit No.  0100000520052 expiring April 7, 2007).

In the field programs at BYC Gold project area in 2004 and early 2005, a structure-controlled mineralization zone was defined within the Dongwufenzi permit at the northern part of the BYC Gold project area. The mineralization zone is about 2km along strike and characterised with intersections of 1-5 g/t gold zones in numberous trenches and widespread artisanal mining pits along the zone.

A test drilling program with six holes was carried out in 2004 at the west end of the zone where the largest mining pit is located. Uncontinuous structure-controlled gold mineralization zones were intersected in five holes. Two high-grade zone of 73g/t gold over 1.5 metres and 38g/t over 1.7 metres were intersected beneath the largest artisanal pit in DH6.

Surface sampling over the artisanal mining pits at the east section of the mineralization zone was conducted by Minco geologists in May and June of 2005, and it is found that the mineralization zone at surface is generally from 2 to 6 metres in width and with grade from 1.2 to 4.98g/t gold. Results of pit sampling by Minco geologists are comparable with the previous trenching results provided by the Chinese partner.

A diamond drill program consisting of 1,323 metres was initiated in the fourth quarter of 2005 and all diamond holes were drilled.  This program was designed to test new areas of mineralization exposed by illegal mining activity to the northeast strike extension from the major artisanal pit.  In the four holes drilled in 2005, all of them intersected the 100m-wide shearing zone which hosts gold mineralization within the altered and sheared granite in the north zone. Eight gold mineralization zones were intersected within the wide shear zone, and individual gold zone is from 1.4 to 4.7m in width and contains 1 to 10.46g/t gold. It is confirmed that the gold mineralization within the shear zone extended at least for more than 2,000 metres along strike at both surface and depth.

Minco China

Gold Bull Mountain Gold Project

The Company has established a subsidiary company, Yuanglin Minco for the purpose of initiating its exploration and mining activities in the major gold-producing areas in the West and Southwest Hunan province.  In July 2006, Minco China’s wholly owned subsidiary Yuanling Minco entered into a Jinniusan Mining License Transfer Agreement with Yuanling County Government.  On August 10, 2006, the Jinniusan Mining License was transferred to Yuanlin Minco. As of September 30, 2006, the Company has paid a total of RMB 2,509,282 (approximately $353,000), which include a mining licence transfer fee of RMB 1,000,000 (approximately $143,000) ) a reclamation bond of RMB

740,000 (approximately $104,000) and other related costs.  The acquisition was subject to due diligence that was recently completed.

On August 5 2006, the Company entered into a Shareholding and Enterprise Assets Transfer Agreement to acquire Huaihua Tiancheng in order to obtain exploration permits for the areas around the Jinniusan mining licensed area. The acquisition price was RMB 6,000,000 (approximately $847,000), of which RMB 3,000,000 (approximately $423,500) was paid as of September 30, 2006 with the balance of RMB 3,000,000 (approximately $423,500) included in accounts payable and accrued liabilities in the balance sheet.

A business license for mineral exploration, mining and smelting was granted to Yuanling Minco by the relevant government branch of local government and it will be valid for 30 years. As of August 25, Yuanling Minco had acquired a mining permit of 0.178 km2 and an exploration permit of 16.78 km2 over the significant Gold Bull Mountain gold mineralization belt in Yuanling county, Hunan province. The mining permit was transferred to Yuanling Minco from the former state-owned Gold Bull Mountain gold mine with a payment by Yuanling Minco of RMB 1 million for the mining permit and the equipment and facilities attached to it. The exploration permit was acquired by taking over a private mining company which holds the exploration permit for the adjacent area of the Gold Bull Mountain gold mine with a cost of RMB 6 million. The current exploration and mining permits will be valid until the middle of 2009 and renewable hereafter. Yuanling Minco and its mining and exploration permits are now totally controlled by Minco Mining.

The Gold Bull Mountain property is located in Yuanling county, Hunan province and is connected to the Yuanling county town by 40km paved road and 30km gravel road. The topography is characterized with northeast trending low rolling hills from 92 to 232m above sea level with a height difference from 100 to 140 meters. Water and power supply is sufficient for future mine production and exploration in the area.

The Gold Bull Mountain gold mineralization belt is located at the northeast section of the Xuefeng (Snow Mountain) metallogenic belt which hosts the most important gold and antimony deposits in the west and southwest Hunan province. The northeast trending Gold Bull Mountain gold mineralization belt is about 6 kilometers to the northwest direction of the large-sized Xiangxi Gold-Antimony-Tunston mine which occurs in a parallel mineralization zone.

Gansu Longnan Properties

Minco Mining’s wholly-owned subsidiary, Minco China, presently holds 13 exploration permits in the Longnan region of south Gansu Province in China. The Longnan region is within the southwest Qinling gold field. The Longnan project has been divided into three sub-projects according to their geographic distribution, type and potential of mineralization:

(1)

Yangshan: including six exploration permits located in the northeast extension of the Yangshan gold belt and its adjacent area; potential for gold.

(2)

Yejiaba: including four exploration permits adjacent to Guojiagou exploration permit; potential for gold and antimony.

(3)

Xicheng East: including three exploration permits to the east extension of the fdamous Xicheng Pb-Zn mineralization belt; potential for gold, silver, lead and zinc.

All these thirteen exploration permits are located over regional geochemical gold anomalies with host rocks and structure similar to that at Anba and other gold deposits in the region.

In August 2005, the Company initiated a semi-regional stream sediment geochemical survey within the six Yangshan permits, four Yejiaba (previously called Guojiagou) permits, and three Xicheng East permits.  The survey covered approximately 913 km2 and involved collection of 3,036 stream sediment samples from active drainages at a density of approximately 3 to 4 samples per km2.  Fractions from -20 to +60 mesh of each sample were prepared at the field camp and all the prepared samples were sent to the Central Laboratory at the Institute of Geophysical and Geochemical Exploration in Langfang for analysis of Au, Ag, As. Sb, Bi, Cu, Pb, Zn, W , Mo, Ba and Hg. All of the assay data of the samples were received in middle January 2006. Minco geologists have completed data compilation and prepared an exploration proposal for the coming field season. 20 geochemical Au, As, Sb and Ag anomalies were delineated in the famous Yangshan gold trend, 12 geochemical anomalies in Yejiaba area and 11 anomalies in the Xicheng East area. Among these the 10 most significant anomalies characterized with high overlapped and continuous Au, As, Sb values have been identified at the geologically favorable terrains in the Yangshan, Xicheng East and Yejiaba permits. Exploration programs in 2006 have been focused in following up these most significant anomalies by infill sampling, sketch mapping, and trenching. It is expect that several drilling targets will be generated by the end of 2006.

Reconnaissance investigation over the semi-regional geochemical anomalies was initiated in late March 2006 and  significant mineral occurrences of gold, silver, antimony, lead and zinc have been discovered during the preliminary follow-up. Current exploration activities at Longnan region have been mainly focused on sketch mapping, grid and infill soil sampling and trenching in and around the discovered mineral occurrences.

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Exploration plan for 2006:

Up to November 1, 2006, three phases of exploration programs have been organised in the Longnan project area.

Phase I Program:

Ten of the most significant multi-element anomalies in the favourable geological terrains were selected for a reconnaissance follow up by Minco geologists from late March to early May as Phase I program in 2006. The Phase-I program was focused on the reconnaissance investigation of the availability of favorable geology and the repeatability of the geochemical anomalies at the selected major semi-regional geochemical anomalies sparsely distributed over the 1100 km2 project area. Field work at this stage has included sketch mapping and sampling along traverse lines across the selected anomalous areas and infill sampling along selected anomalous drainages. Significant evidence of gold, silver, antimony, lead and zinc mineralization has been discovered in all the three sub-project areas.

Phase II program at Longnan project area was initiated in early June on the basis of the results and discoveries from Phase I program. The Phase II program has been focused in the Yangshan sub-project area, including (1) sketch mapping at the 12 km2 Yuezhao area where a gold occurrences was discovered in Phase I program, (2) soil sampling along drainage at the 42 km2 Yangshanli area where the largest and strongest Au, As and Sb anomalies were delineated with  stream sediment sampling, and (3) reconnaissance investigation of the unchecked geochemical anomalies located in geologically favourable terrains in the Yangshan sub-project area. It has been discovered that gold mineralization at an abandoned tiny pit at the Yuezhao gold occurrence is more than 10 meters in width and contains 1 to 7.3g/t Au. The mineralization zone can be traced for about 1000 meters along strike in the Yuezhao area. Peak values of 0.1 to 0.7g/t Au were detected in quite a few soil samples in the Yangshanli survey area.

Phase III Program:

Phase III program was organised in middle September. The on-going Phase II program includes 110 km2 drainage soil sampling at density of about 50 samples per square kilometers in the Yangshan, Yejiaba and Xicheng East sub-project areas, 24km2 grid soil sampling at density of 125 samples per square kilometer and sketch mapping over major geochemical gold anomalies in the Yejiaba and Xicheng East sub-project areas, 12 km2 geological mapping in the Yangshanli area of the Yangshan sub-project area,  and 3000 cubic meters of trenching and aditting in the Yangshang sub-project area. More targets for trenching and drilling will be generated by the end of the Phase III program.

Minco Silver Corporation

Corporate Overview

Minco Silver Corporation was incorporated under the laws of British Columbia, Canada on August 20, 2004. Minco Silver Corporation, together with its subsidiary, is engaged in the acquisition and exploration of silver mineral properties in the People’s Republic of China. At the date of this MD&A, Minco Silver is a 55.4%-owned subsidiary of Minco Mining.

In 2004, Minco Mining and Silver Standard Resources Inc. (“Silver Standard”) entered into a strategic alliance to jointly pursue silver opportunities in China. Pursuant to the terms of the alliance, Silver Standard initially invested $2,000,000 in Minco Silver to acquire a 20% interest. Silver Standard has preferential purchase rights to participate in future financings of Minco Silver with the ability to increase its interest in Minco Silver to 30%. As part of the agreement, Minco Silver will be the exclusive entity for both parties to pursue silver projects in China. Minco Silver and Silver Standard have two common directors.

Silver Standard participated in the November 24, 2004 and May 10, 2005 special warrant offerings. In this regard, Silver Standard paid $3,200,000 (which includes the $2,000,000 referred to above) to Minco Silver in exchange for 4,960,000 special warrants, which were subsequently converted into 4,960,000 common shares. As of September 30, 2006, Silver Standard owns 4,845,200 common shares of Minco Silver representing 19.18 % of Minco Silver.

Minco Silver’s principal business is the acquisition, exploration and development of silver dominant natural resource properties in Asia, particularly in China. This business is and will be conducted through joint ventures with Chinese governmental entities and other entities. Minco Silver’s principal property is the Fuwan Property located in Guangdong Province, China.

Minco Silver’s objective is to explore and develop the Fuwan Property with a view to commencing commercial mining operations on the property. Minco Silver will also be seeking to identify new silver projects in China for possible exploration and development by way of joint ventures or other forms.

On December 1, 2005, Minco Silver received approval of its application to list its common shares on the Toronto Stock Exchange (“TSX”). Minco Silver’s common shares began trading on the TSX on December 2, 2005. Minco Silver’s trading symbol is “MSV”. Minco Silver also completed its Initial Public Offering of 920,000 common shares at a price of $1.25 per common share for gross proceeds of $1,150,000.

At September 30, 2006, Minco Silver had approximately $4.77 million in working capital which will be used for: i) funding exploration and development activities of the Fuwan Silver Project and its other properties; ii) acquisition of additional silver dominant mineral properties in China; and iii) general corporate purposes.

Fuwan Silver Properties

On April 16, 2004, Minco Mining entered into a preliminary joint venture agreement with other third parties to explore and develop a mineral property known as the Changkeng Property in Guangdong Province, China.  The target mineral in Changkeng Property is gold but the property is known to also contain silver mineralization.  The gold and silver zones on the Changkeng Property are geologically distinct and can be mined as separate entities without interference. In this MD&A, the silver zone on the Changkeng Property is hereafter referred to as the “Changkeng Silver Interest”.

On August 20, 2004, Minco Mining transferred the following mineral interests to Minco Silver in exchange for 14,000,000 common shares:

(a)

 The right to earn a 51% interest in the Changkeng Silver Interest;

(b)

 A preliminary joint venture agreement in relation to the exploration and development of the Fuwan Silver Project; and

(c)

New exploration permits acquired or to be acquired in respect of certain mineral properties adjoining the Fuwan and Changkeng properties and known as the Guanhuantang, Luoke-Jilinggang and Guyegang-Sanyatang properties and the Dadinggang property.

Minco Mining was the sole shareholder of Minco Silver and the two companies had common management at the time of the transaction.  As at the date of transfer, Minco Mining had expended $63,331 in preliminary exploration costs.  Minco Silver’s right to the Changkeng Silver Interest is derived from the Changkeng Exploration Permit.

On September 28, 2004, Minco Silver signed a joint venture agreement with Guangdong Geological Exploration and Development Corporation (“GGEDC”) for the exploration and development of the Fuwan Property.  The joint venture agreement provided for Minco Silver and GGEDC to incorporate a Sino-Foreign joint venture company with equity interests of 70% and 30%, respectively.  The joint venture company was never formed and Minco Silver had provided all of the funding to explore and develop the Fuwan Property.

On January 10, 2006, Minco Silver and GGEDC agreed that the joint venture would no longer be pursued and that Minco Silver should assume a 100% interest on the Fuwan Property.  Accordingly, Minco Silver has accounted for its 100% interest in the Fuwan Property. GGEDC will, however, continue to provide professional services and technical assistance to Minco Silver in relation to Minco Silver’s mining activities in Guangdong Province, China in return for a 10% net profit interest in the Fuwan Property.

The cost of the exploration permit in respect of the Fuwan Silver Project (the “Fuwan Exploration Permit”) has been independently appraised at approximately $1.5 million (RMB 10,330,000).  The appraised value has been affirmed by the Ministry of Land and Resources, China, and Minco Silver is obligated to pay the amount in three installments within 24 months of the transfer of the Fuwan Exploration Permit.  On July 20, 2005, the Ministry of Land and Resources, China, approved the transfer of Fuwan Exploration Permit to Minco China, which is holding the property on behalf of Minco Silver.  As of September 30, 2006, Minco Silver had paid a total of approximately $1,0360,000 (RMB

7,231,000), representing the first two installment payable for the Fuwan Exploration Permit.

An updated National Instrument 43-101(“NI 43-101”) report has been prepared on the Fuwan Silver Project, as discussed below.

Minco Silver completed two verification drill holes on the Fuwan Silver Project located in Guangdong, China to verify results of drilling reported by the 757 Exploration Team. Drilling was supervised by Minco China’s staff, and logging and sampling was undertaken by Minco China’s project geologist.  Samples from the verification drill holes were analyzed by fire assay (FA) at the Beijing General Institute of Mining and Metallurgy.

On April 7, 2005, Minco China, on behalf of Minco Silver, received reconnaissance survey exploration permits (“exploration licenses”) from the Ministry of Land and Resources of China for three properties as follows:

a) Guanhuatang silver and multi-metals property;

b) Luoke-Jilinggang silver and multi-metals property; and

c) Guyegang-Sanyatang silver and multi-metals property.

These three exploration licenses are located in the Sanzhou basin, Guangdong Province, China. Two exploration licenses, the Luoke-Jilingang (75.55 sq. km.) and the Sanyatang (91.91 sq. km) with a total area of 167.46 sq. km, cover a major part of the northeast-trending Fuwan silver belt which hosts the known gold and silver occurrences in the Sanzhou basin, including the Fuwan silver and Changkeng gold projects.

Several gold-silver soil anomalies have been outlined on the two licensed areas. Major silver showings were discovered in the Luzhou and Dieping areas through the follow-up of the anomalies by the 757 Exploration Team.

The Guanhuatang license consists of a total area of 37.38 sq. km located at the south margin of the Sanzhou Basin and covers several silver-copper-lead-zinc occurrences. Exploration work is quite limited in this area.

P & E Mining Consultants Inc., a Brampton, Ontario based mining consulting company, was retained by Minco Silver to prepare an independent technical report on the Fuwan Property.  The report entitled “Technical Report and Resource Estimate on the Fuwan Property, Guangdong Province, China” dated November 3, 2005 is available on SEDAR at www.sedar.com.

Minco China applied for an exploration permit in respect of the Dadinggang Property (the “Daginggang Application”) in August 2005. This application is currently still in the approval process with the Ministry of Lands and Resources. The Dadinggang area (0.395 sq. km.), which covers the northeast extension of the Fuwan silver deposit, is adjacent to the Fuwan and Changkeng permit areas.

Phase I Program:

A Phase I drilling program at the Fuwan Silver Project commenced on December 1, 2005 and was completed in late March 2006. The program was designed to upgrade the resource estimate and to explore along the southwest strike direction toward Luzhou and Dieping and the southeast dip direction of the main Fuwan Silver Deposit. Nine diamond drill holes with a total footage of 2,435 metres were drilled with specifications as shown in the following table. The drilling program was commissioned to two contractors, Sinorex Drilling Company and 757 Team. Three rigs were used for this on-going drilling program.

HOLE ID	FROM	TO	WIDTH	G/T SILVER
FW0001				NSV
FW0002	133.55	135.6	2.05	71.4
	147.34	152.73	5.39	129.8
	165.35	166.15	0.8	1200.0
	195.04	208.67	12.96	234.2
FW0003	242.7	251.8	9.1	284.1
	257.0	264.0	7.1	74.4
	292.3	293.3	1.0	894.0
FW0004	285.38	287.07	2.48	190.5
	300.23	302.65	2.42	106.8
FW0005	236.57	241.72	5.15	188.8
	243.72	252.42	8.7	823.8
FW0006	129.95	137.25	7.3	261.0
FW0007	95.0	98.0	3.0	168.0
	115.76	118.76	2.4	1183.4
FW0008	178	179.4	1.4	116.3
(abandoned	181.87	182.27	0.40	468.5
early)
FW0009	178.15	182.05	3.9	221.4
	232.55	236.28	3.74	292.5

All core intercepts approximate true width.  Additional assay data for gold, lead and zinc are pending.

Hole FW 02 is a step-out hole drilled in an open area on Section 35, 1,000m west of the deposit centre (Section 4), while hole FW 03 tested the down dip extension of the silver mineralization.  Both holes encountered significant silver zones.  Hole FW 08 was drilled at the east end of the deposit, over 1,000m from the deposit centre (Section 4).

Holes FW 02 and FW 03, together with two holes ZK4302 (13.23m grading 271.93 g/t silver) and ZK2301 (19.91m grading 150.80 g/t silver), previously drilled by the Chinese, have outlined a large area (approximately 700m by 500m) with very strong and continuous silver mineralization.  This area has received little drilling previously and will be the prime target for the expanded drilling program.

Samples were sent to the Process Research Associated Ltd. (“PRA”) Kunming lab in Yunan province, China, (operated under the supervision of a certified Canadian assayer) for analysis of silver and gold by fire assay with an AAS finish. Ten percent of the pulps were re-run at the PRA Vancouver, Canada lab as checks, however it was decided later in the program to send them to an external lab in Vancouver.

The Company implemented a complete quality assurance/quality control program for the Phase I and II diamond drill programs. The quality control program consisted of shipping samples in batches of 17 samples, to which was added 1 certified reference material sample, 1 duplicate sample and 1 blank sample.

The certified reference material (“CRM”) fell within acceptable limits for seven of the eight batches in Phase I. The batch six CRM had a relative error of -29.71% when compared with the CRM recommended value.

Duplicate samples for 12 core pairs and 107 pulp pairs were examined for precision.  There were too few core duplicate pairs for any statistical representation but the precision (error) on the pulp duplicate pairs was within the norms at less than 10%.

Phase II Program:

Phase-II program has focused on resource expansion in dip and strike directions by stepout and infill drilling over the areas with strong and continuous silver minealization between Line 11 and 43 and Line 3 and 20 defined in Phase I program. 23 holes were designed as either stepout or infill holes with purpose to delineate the boundary of major ore zones and upgrade the resource category and 3 twin holes were designed to test the data from holes drilled by the 757 Exploration Team. By the end of September, 25 holes have been completed and the last hole was abandoned in early October because of mechanical problems. Assay results for the 23 holes have been received and interceptions of silver mineralization are summarized in the following table:

Average Grade of intersected ore zones in the Phase II DDH at Fuwan Project, Guangdong Project
Hole_id	From (m)	To (m)	Length (m)	Average Grade				Orebody_id
				Ag(ppm)	Au(ppm)	Pb(%)	Zn(%)
FW0010	226.50	227.60	1.10	57	0.09	0.03	0.0015	Ⅰ
	250.90	254.90	4.00	183.9	0.04	1.26	0.67	Ⅱ
	288.65	289.35	0.70	62.1	0.09	0.17	0.7	Ⅲ
FW0011	154.97	156.97	2.00	267.3	0.12	0.08	0.18	Ⅱ
	178.63	179.30	0.67	70	0.04			Ⅲ
FW0012	128.16	134.03	4.48	253.9	0.15			Ⅰ
	140.37	146.65	6.28	155.6	0.12			Ⅰ
	201.00	203.20	2.20	154.0	0.20	0.20	1.08	Ⅲ
FW0013	237.00	243.00	6.00	575.2	0.41	0.57	2.36	Ⅰ
	256.10	265.40	9.30	270.6	0.10	0.37	3.36	Ⅱ
FW0014	236.92	240.62	3.70	143.5	0.12	0.09	0.48	Ⅰ
	266.15	271.02	4.87	76.1	0.04	0.18	0.84	Ⅱ
	287.00	288.20	1.20	228	0.07	1.27	0.52	Ⅲ

Average Grade of intersected ore zones in the Phase II DDH at Fuwan Project, Guangdong Project
Hole_id	From (m)	To (m)	Length (m)	Average Grade				Orebody_id
FW0015	42.29	43.09	0.80	118.0	0.10	0.60	0.53	Ⅰ
	50.40	52.44	2.04	81.6	0.10			Ⅰ
	55.59	56.69	1.10	152.0	0.09			Cavity
FW0016	250.37	250.90	0.53	325	0.11	0.36	1.17	Ⅱ
	268.56	270.14	1.58	136.2	0.27	0.24	0.23	Ⅲ
FW0017	97.32	98.32	1.00	271	0.16	0.12	0.28	Ⅰ
	113.73	114.73	1.00	391	0.11	0.27	2.06	Ⅰ
	158.70	161.68	2.98	166.2	0.07	0.49	1.36	Ⅱ
FW0018	154.84	158.14	3.30	251.9	0.14	0.17	0.40	Ⅰ
	161.10	162.10	1.00	128	0.13	0.09	0.55	Ⅰ
	183.10	183.90	0.80	322.8	0.26	0.48	3.18	Ⅱ
	195.45	196.45	1.00	90.9	0.01	0.04	0.11	Ⅲ
	196.45	197.45	1.00
	208.35	209.15	0.80	1930.5	0.11	1.08	2.21	Ⅲ
	256.43	256.73	0.30	192.5				Cavity
FW0021	71.91	80.01	8.10	152.6	0.24	0.16	0.16	Ⅰ
	91.10	92.10	1.00	620.5	0.10	0.47	3.27	Ⅰ
	95.50	99.93	4.43	176.2	0.15	0.35	0.69	Ⅱ
	110.80	111.16	0.36	2100	0.14	9.31	5.80	Ⅲ

As of September 30, 2006, the Minco Silver has completed 8,100m drilling in 34 holes on the project. The current drilling program focuses on the west side of the deposit in a 700m by 500m area outlined from Line 03 to Line 43. The density of drilling grid over the major Fuwan silver zone has been increased to 120-160X80m.

A 7,000m infill drilling program, geotechnical and hydrological studies, metallurgical testing and environmental assessment have been organized as Phase III program at Fuwan since middle October. The density of drilling grid over the major silver zone will be increased to 80X80m upon the completion of Phase III program by the end of 2006. A subsequent pre-feasibility study will be initiated in the first half of 2007.  Minco Silver plans to apply for a mining license for the project during the second half of 2007. The Company is working aggressively to bring the project into production at an early date in 2009.

Minco Base Metals

Corporate Overview

Minco Base Metals was formed in 2004 to hold and develop the Company’s base metal projects. To date, the necessary transfers have not been made, but it is intended that Minco Mining’s interest in the White Silver Mountain project will be transferred into Minco Base Metals along with any other base metal assets that the Company acquires.

White Silver Mountain

The Gansu Keyin Mining Co. Ltd. is the operator of the White Silver Mountain project, which will be assigned to Minco Base Metals. Minco Mining has a 63% earned interest in the White Silver Mountain project. The Xiaotieshan mine, owned by the Baiyin Nonferrous Metals Company is currently producing from the upper portion of the deposit. The entire mining and processing infrastructure is in place and, therefore, the Company will not require extensive capital expenditures and incremental costs for development will be correspondingly low. The ore shoots are open at depth and further work is required to test these limits. The White Silver Mountain project is fully-licensed.  Minco Mining can earn up to an 80% interest in the White Silver Mountain project by spending a further 20 million RMB (approximately $2.9 million).

At this stage, the lack of underground drilling equipment in China necessitates use of Minco’s underground drilling unit.  This unit has returned to the project site and plans have been made to complete maintenance on the drill prior to mobilization underground.

The White Silver Mountain Property is a “massive sulphide” deposit containing important values of copper, zinc and lead with gold, and silver values.

White Silver Mountain Project will be the prime asset of the Company's newly formed subsidiary Minco Base Metals Ltd., where the Company has a 63% earned interest in the depth extension of the producing massive sulfide Xiaotieshan Mine.

The project has potential for development within a short time frame. All of the mining and processing infrastructure is in place and incremental costs for development will be correspondingly low.

An Ordovician felsic volcanic sequence hosts all the known massive sulphide deposits in the Baiyinshan district, which contains three past producing mines and two producing mines. Exploration drilling completed between 1998 and 2001 intersected high grade massive sulphide ore bodies and demonstrated that massive sulphide bodies persist beneath the lower limits of the Xiaotieshan Mine. However, drilling was insufficient for calculating an inferred resource or to test for the extension of the eastern lens of massive sulphide. In 2006, an exploration program is planned to delineate the known mineralization beneath the Xiaotieshan Mine, including approximately 300 metres of underground drifting, development of four new drill stations, and 4,000 metres of drilling. A resource calculation will be conducted after the completion of the proposed drilling program. The Company is arranging with the mine operators access and development of the lower leads.

Results of Operations

In the following discussion, financial amounts have been rounded to the nearest thousand dollars or RMB, as applicable.

Exploration Costs

The Company’s exploration costs represent expenditures to undertake and support exploration activities on the Company’s properties.

In the third quarter of 2006, the Company spent $593,000 on exploration costs, 847,000 on purchase of exploration permits on Jinniusan extension and $353,000 on acquisition of mineral license for Jinniusan Gold Property. In the same period of 2005, the Company spent $454,000 on exploration costs, including $220,000 on purchasing of exploration permit.

In the nine-month period ended September 30, 2006, the Company spent $1,196,000 on exploration costs compared to $807,000 in the same period of 2005.

	Three Months Ended September 30		Nine Months Ended September 30
	2006	2005	2006	2005
Gansu
• White Silver Mountain	$ 585	$ 8,165	$ 16,890	$ 25,357
• Yangshan, Anba	-	3,913	4,209	15,911
• Minco-Qinqi (formerly Western Extension of Yangshan)	582	27,793	15,509	193,749
• Longnan	73,641	11,697	199,003	11,697
Inner Mongolia
• Gobi Gold	2,802	4,009	5,767	12,929
• BYC	3,982	72,609	99,313	72,609
Guangdong
• Chengkeng	17,976	22,226	51,761	73,784
• Fuwan	493,959	146,495	898,930	217,210
Gross exploration costs	593,497	296,907	1,291,382	623,246
Exploration cost recoveries	-	(62,130)	(95,331)	(36,000)
Expensed exploration costs	$ 593,497	$ 234,777	$ 1,196,051	$ 587,246

Exploration permits	$ 847,000	$ 219,594	$ 847,000	$ 219,594

Mineral interests	$ 353,000	$ -	$ 353,000	$ -

Most of the increase in exploration costs in 2006 is due to the $899,000 cost of the phase one and drilling programs on Fuwan Silver Project and $199,000 on Longnan project, and the cost of $847,000 in purchasing of exploration permits on Jinniusan extension.

The following is a summary of other exploration costs incurred for the Fuwan Property:

	Three months ended Sep 30, 2006	Three months ended Sep 30, 2005	Nine months ended Sep 30, 2006	Nine months ended Sep 30, 2005	Cumulative from August 20, 2004 (inception) to Sep 30, 2006

Consulting fees	$ 30,883	$ 81,126	$ 119,485	$ 116,534	$ 321,193
Drilling	434,159	22,309	704,327	49,439	747,671
Labor costs	13,065	4,946	33,914	4,946	67,239
Other exploration costs	15,852	38,114	41,204	46,291	122,919
	$ 493,959	$ 146,495	$ 898,930	$ 217,210	$ 1,259,022

In August 2006, the Company paid the second installment of approximately $436,000 (RMB3,099,000) for the Fuwan Exploration Permit. Minco Silver had accrued the remaining instalments due in relation to the acquisition of the Fuwan Exploration Permit amounting to approximately $436,000 (RMB 3,099,000) payable in July 2007.

As of September 30, 2006, there are four Fuwan drilling contracts outstanding with a total contract value of RMB 1,988,000 (approximately $284,000). Minco Silver had paid RMB 1,751,000 (approximately $250,000) and committed to pay RMB 237,000 (approximately $34,000) within one year.

In August 2005, the Company signed an exploration program for Longnan project. In the period ended September 30, 2006, the Company spent $199,000 on the Longnan project relating to the exploration programs, including $56,000 on geochemistry costs and sample analysis, $35,000 on labour costs, consulting fees $71,000, $37,000 on other exploration costs.

Administrative Expenses

The Company’s administrative expenses include overhead associated with administering and financing the Company’s exploration activities. In the third quarter of 2006, the Company spent a total of $1,585,000 on administrative expenses compared to $706,000 in the same period of 2005. Of theses expenses, $790,000 was non-cash stock based compensation expenses compared to $44,000 in the same period of 2005. Minco Mining and Minco Silver share its Vancouver and China offices. Minco Mining allocates a portion of salaries, rent and office administration expenses at cost to Minco Silver.

Minco Silver increased its operating activity after its public listing on the TSX on December 1, 2005; in March 2006, Minco China set up a new branch office in Gansu which is mainly responsible for Gansu-Longnan properties. Many expenses such as office and miscellaneous, rent and telephone increased accordingly. Changes in other significant expenses were:

•

Personnel costs (comprising salaries, benefits and consulting fees) for the third quarter of 2006 were $207,000, compared to $163,000 in the same period of 2005. The increase is a result of more operating activity after Minco Silver’s public listing. In addition, in late 2005 and early 2006, the Company recruited several senior level employees in Canada and China. The Company expects that salaries expense will increase further in coming periods as it hires additional employees in Canada and China.

•

Following Minco Silver’s public listing, the Company undertook investor relations initiatives for both Minco Mining and Minco Silver. The Company increased investor relations initiatives by attending more investment conferences and experienced higher printing costs related to IR activities. As a result, the Company incurred investor relations expense of $323,000 in the third quarter of 2006 compared to $90,000 in the same period of 2005. The Company retained the services of four investor relations groups: Boardmarker Consultancy Group, O&M Partners LLC, K Crew Communications Inc., and Asianada International Investment Inc.

•

For the third quarter of 2006, the Company incurred a foreign exchange gain of $75,000 as a result of an increase in the Canadian dollar value of its RMB-denominated net assets, as compared to a loss of $76,000 in the same period of 2005.

•

The Company recorded stock based compensation in the third quarter of 2006, of which $551,000 related to Minco Mining and $240,000 related to Minco Silver. Minco Mining’s $551,000 of stock based compensation expenses in the third quarter of 2006 was up from $44,000 in the third quarter of 2005. The increase in this expense was attributable to higher vesting of stock options in the period, which in turn resulted in an increased fair value of stock options.

In late 2005 and early 2006, Minco Silver granted stock options to its directors, officers, employees and consultants. In the third quarter of 2006, the Company recorded $240,000 of stock based compensation expense in connection with these grants.

In the nine-month period ended September 30, 2006, the Company spent a total of $3,553,000 on administrative expenses (including $1,251,000 stock based compensation expenses) compared to $1,883,000 (including $296,000 stock based compensation expenses) in the comparative period. The increase is due to more operating activity in 2006 as discussed above.

Interest and Sundry Income

To date the Company has been in the exploration stage and has not earned significant revenue other than interest income, office sublease income, drilling tools rental income and management fees. In the third quarter of 2006, interest and sundry income was $180,000 compared to $50,000 in the comparative period. The 2006 increase was mainly due to increased balances invested, although yields have risen in the last year. Interest income increased to $168,000 in 2006 from $39,000 in 2005; management fees and rental income increased from $11,000 in 2005 to $12,000 in 2006.

As at September 30, 2006, short-term investments consist of: cashable guaranteed investment certificates; three bonds issued by the Canadian government (maturing from

September 15, 2008 to April 1, 2015); one treasury bills; and 500,000 shares of New Cantech Venture Inc. The market value of the shares is $190,000 on September 30, 2006.

At September 30, 2006, the yields on the short-term investments were between 1.71% and 4.35% per year (December 31, 2005 – 1.71% to 4.3%).

Non controlling interest

The Company’s non-controlling interest in the loss of Minco Silver in the period ended September 30, 2006 amounted to $965,000, which increased from $207,000 in 2005. This was due to the increase in outside share holders in Minco Silver from 30% to 44.6% following a series of shares issuances and increased Minco Silver losses in 2006.

Financial Position

Since the Company’s last year end on December 31, 2005, the Company’s total assets have changed from $18,644,000 to $19,197,000 at September 30, 2006.  None of the components of total assets have changed significantly in that period.

Summary of Quarterly Results

The following table summarizes selected financial information for the eight most recently completed quarters:

	2006			2005				2004
	Q3	Q2	Q1	Q4	Q3	Q2	Q1	Q4
Interest and sundry income	$ 179,545	$ 194,884	$ 126,001	$ 293,269	$ 49,829	$ 62,509	$ 69,968	$ 220,475
Net income (loss)
As reported	(2,170,137)	(963,757)	(962,265)	(614,896)	(971,812)	(679,842)	(650,374)	(748,069)
As restated	(2,170,137)	(963,757)	(962,265)	(1,481,107)	(971,812)	1,870,158	(650,374)	1,361,931
Net income (loss) per share – basic and diluted
As reported	(0.05)	(0.02)	(0.02)	(0.01)	(0.03)	(0.02)	(0.02)	(0.02)
As restated	(0.05)	(0.02)	(0.02)	(0.04)	(0.03)	0.05	(0.02)	0.04

During the most recent eight quarters, the Company had no discontinued operations or extraordinary items.

Some period-to-period fluctuations are the result of specific exploration initiatives.

In the first three quarters of 2006, the loss reflected drilling activities and higher administrative costs following Minco Silver’s public listing and Minco China Gansu branch’s setup.

In the third quarter of 2006, the Company’s losses were increased, which were mainly due to more exploration activities on Fuwan silver project and Longnan project and the acquisition of Jinniusan extension exploration permits. $494,000 and $74,000 exploration costs were spent on Fuwan project and Longnan projects, respectively, and $847,000 was paid to get the exploration permits on the Jinniusan extension.

Compared to the same period of last year, in the third quarter of 2006, the Company also undertook more investor relations initiatives for both Minco Mining and Minco Silver. The Company increased investor relations initiatives by attending more investment conferences and experienced higher printing costs related to IR activities.

In 2005, the Company recorded a dilution gain of $2,953,000 as the change in the non-controlling interest of its investment in Minco Silver, and $2,110,000 dilution gain in 2004. The Company recorded dilution gains in the second and fourth quarter of 2005 and fourth quarter of 2004.

In the fourth quarter of 2005, the losses were increased compared to the same period of last year, which was primarily due to more exploration activities, especially on the Fuwan project and Longnan project, and the write off of 2 million RMB (approximately $295,000) as disclosed above. The increases in loss were partially offset by increases in interest and sundry income. The interest and sundry income increase was primarily due to the increase of investment principal and interest rates.

With the issuance of Minco Silver’s special warrants in November 2004 and May 2005 and the initial public offering in December 2005, the Company’s ownership percentage in Minco Silver was reduced from 100% to 70%, 57.7% and 55.5%, respectively.

Compared to the second quarter of 2005, there are no major changes in the third quarter of 2005 except some activities related to Minco Silver. In the second quarter of 2005, Fuwan Exploration Permit for Reconnaissance Survey was transferred by No. 757 Exploration Team to Minco China. Minco China holds the Exploration Permit on behalf of Minco Silver. A technical report in accordance with NI 43-101 for Fuwan property was finalized on September 30, 2005. The administrative expenses increase in the third quarter of 2005 was mainly related to the preparation of an initial public offering by Minco Silver. A technical report in accordance with NI 43-101 for the Fuwan Silver Project was finalized on September 30, 2005. In October 2005, Minco Silver paid 1.5 million RMB (approximately $220,600) to No. 757 Geo-Exploration Team for the three exploration permits acquired on April 7, 2005 on behalf of Minco Silver.

In the second quarter of 2005, exploration activities slowed down compared to 2004 as some of the Company’s properties are in the process of transferring exploration permits. Once the exploration permits are transferred, exploration activities will commence.  Also, administrative expenses decreased due to the significant declines in foreign exchange loss and stock based compensation.

The net loss decreased in the first quarter of 2005 as exploration activities slowed over the winter and in particular due to the Chinese New Year holidays. Project exploration and the joint ventures’ offices in China were closed for about two weeks.

Liquidity and Capital Resources

The Company is in the exploration stage and does not generate significant revenues. The Company relies on equity financing for its working capital requirements to fund its exploration, investment, and permitting activities.

Cash Flow

Operating Activities

In the third quarter of 2006, the Company used cash of $1,597,000 to support operating activities compared to $1,004,000 in the same period of 2005.  The net loss in this quarter was $2,170,000. In order to reconcile the loss to cash flows, it is necessary to eliminate non-cash expenses, such as amortization of $12,000 and stock-based compensation of $791,000. It’s also necessary to consider cash used or generated by non-cash working capital items. In aggregate, non-cash working capital generated cash of $445,000. In addition, certain other operating items did not generate cash including the minority non-controlling interest in the loss of $483,000 and recovery of write down of short-term investments $193,000.

For the nine-month period ended September 30, 2006 and 2005, cash used in operating activities was $3,611,000 and $2,183,000, respectively.

Financing Activities

In the third quarter of 2006, the Company generated cash of $167,500 from the issuance of 150,000 common shares through exercise of stock options at $0.55 per share for proceeds of $82,500 and exercise of 50,000 special warrants at $1.70 per share for the proceeds of $85,000.

In the same period of 2005, the Company generated $2,734,000 from financing activities. The financing in this quarter included issuances of common shares for $31,350 from the exercise of stock options and a non-brokered private placement of $2,702,500, net of a finder’s fee of $172,500.

During the nine-month period ended September 30, 2006, the Company generated $4,514,000 from financing activities, compared to $8,116,000 in the same period of 2005.

On November 10, 2006, Minco Silver filed a final short form prospectus and entered into an underwriting agreement with a syndicate of underwriters (the “Underwriters”) led by CIBC World Markets Inc. and including Canaccord Capital Corporation and Sprott Securities Inc., in respect of an offering (the “Offering”) of 5,000,000 units at a price of $3.00 per unit for aggregate proceeds of $15,000,000.  Each unit will consist of one common share and one-half of one common share purchase warrant, with each whole warrant being exercisable at $3.45 per common share for a period of 18 months from the closing of the Offering. The Underwriters also have an option to purchase up to an additional 750,000 common shares and 375,000 warrants to cover over-allotments and for market stabilization purposes for a period of 15 days from the closing of the Offering.

The net proceeds of the Offering will be used by Minco Silver to fund the exploration and development program on the Fuwan Silver Project and for general working capital purposes.

The Offering is subject to regulatory approval, including approval of the Toronto Stock Exchange, and is expected to close by November 17, 2006.

Investing Activities

In third quarter of 2006, the Company used $2,752,000 in investing activities compared to $2,121,000 in the same period of 2005. In the current quarter, $1,893,000 was used into short-term investments, $436,000 was paid for the 2nd installment of Fuwan Exploration License and $353,000 was used in purchasing of Jinniusan Mining License. The Company also spent $70,000 to purchase new equipment and capital assets.

For the nine months period ended September 30, 2006 and 2005, the cash used in investment activities were $856,000 and $5,917,000, respectively.

Available Resources

The Company’s cash and short-term investment balance at September 30, 2006 amounted to $17,905,000, which is sufficient to fund the Company’s operations and exploration activities for at least 12 months.

Share Capital

The Company has shares held in escrow as follows:

(1)

Minco Mining:

As at September 30, 2006, 759,030 (December 31, 2005 – 1,518,058) of the shares issued were held in escrow. Under the original escrow agreement, 4,880,000 escrow shares were to be released based on the Company’s expenditures on exploration and development of a particular resource property. In July 2005, the Company released 1,473,264 escrow shares based on exploration expenditures. In June 2005, the Company’s shareholders approved a new escrow agreement that will result in the remaining 1,518,058 escrow shares being released over a period of 18 months on a time release basis: (a) 379,514 escrow shares on December 31, 2005; (b) 379,514 escrow shares on July 1, 2006; (c) 379,514 escrow shares on December 31, 2006; and (d) 379,516 escrow shares on July 1, 2007.

(2)

Minco Silver:

In October 2005, the Company, Computershare Trust Company of Canada (the “Escrow Agent”) and the principals of the Company (“Principals”) signed an escrow agreement. Pursuant to the escrow agreement, the Principals agreed to deposit an aggregate of 19,190,000 common shares in escrow (the “Escrowed Securities”) with the Escrow Agent.  The escrow agreement provides that the Escrowed Securities will be released as follows: (i) 25% on the date of listing of the Company’s Shares on a Canadian exchange (the “Listing Date”); (ii) 25% six months after the Listing Date; (iii) 25% twelve months after the Listing Date; and (iv) 25% eighteen months after the Listing Date. As at September 30, 2006, 9,595,000 common shares were still in escrow.

Contractual Obligations

(a)

The Company has commitments in respect of office leases requiring minimum payments of $258,261, as follows:

2006	154,172
2007	87,528
2008	16,561
$258,261

The Company has entered into sub-lease agreements for a portion of its leased premises.

(b)

Minco Mining also conditionally committed to payments of up to $12,537,332 in respect of joint venture investments and mineral property development.

	Total	Less than 1 year	1 - 3 years	3 - 5 years	More than 5 years
Jinli (1) (also known as Changkeng)	$ 7,174,711	$2,898,583	$688,772	$3,587,356	$ -
YGM (2)	3,376,335	-	3,376,335	-	-
Minco-Qinqi (formerly Yangshan West Extension) (3)	1,055,105	1,055,105	-	-	-
HYMK (4)	922,037	-	922,037	-	-
Longnan exploration commitments (5)	9,144	9,144
Total	$12,537,332	$3,962,832	$4,987,144	$3,587,356	$ -

Notes:

a.

Costs of exploration permits and investment commitments in accordance with the Jinli JV Contract dated September 28, 2004;

b.

Costs of exploration permits and investment commitments in accordance with the YGM Contract dated October 29, 2003;

c.

Costs of exploration permits and investment commitments in accordance with the Gansu JV Contract dated March 1, 2004;

d.

Costs of exploration permits and investment commitments in accordance with the Huayu-Minco JV Contract dated July 18, 2003;

e.

Commitment of RMB 65,000 (approximately 9,144) to be paid in 2006 on Changkeng exploration program.

(c)

As of September 30, 2006, Minco Silver has committed $34,000 for drilling programs in 2006.

(d)

The Teck-Cominco Agreements

The Company entered into agreements with Teck Cominco Limited. “Teck Cominco”) on February 19, 1996 and February 20, 1996, respectively (collectively the “Teck-Cominco Agreements”). Pursuant to the terms of the Teck-Cominco Agreements, Tech Cominco has an ongoing right of first offer on the disposition of Minco Mining’s property interests until April 2007.

Transactions with Related Parties

a.

Minco Mining incurred the following fees to its directors or corporations controlled by its directors:

	Three Months Ended September 30		Nine Months Ended September 30
	2006	2005	2006	2005

Exploration costs	$ 11,950	$ 20,455	$ 37,355	$ 81,540
Management fees	-	5,330	3,980	11,925
Property investigation	3,850	11,825	12,220	25,995
Investor relations	3,950	3,890	7,770	7,640
Director's fees	12,500	-	35,000	1,875
	$ 32,250	$ 41,500	$ 96,325	$ 128,975

Minco Silver incurred the following fees to its directors or corporations controlled by its directors:

	Three Months Ended September 30		Nine Months Ended September 30
	2006	2005	2006	2005

Exploration costs	$ 8,625	$ 8,490	$ 28,685	$ 38,405
Management fees	2,500	-	6,420	3,530
Property investigation	5,300	7,555	17,625	19,335
Investor relations	3,325	-	7,145	61,440
Director's fees	3,000	-	28,500	-
	$ 22,750	$ 16,045	$ 88,375	$ 122,710

b.

Receivables of $102,707 (December 31, 2005 - $96,106) are due from five companies related by two common directors. $13,212 was subsequently received.

c.

The Company and Minco Silver (“Minco Group”) have entered into a strategic alliance with Silver Standard Resources Ltd. (“Silver Standard”), a company that is a shareholder of Minco Silver and which is related by two common directors. The agreement provides that all silver-dominant properties of the Minco Group located in China will be held by Minco Silver and that Silver Standard will not actively explore for or seek out silver-dominant properties located in China. In addition, both the Minco Group and Silver Standard have agreed to offer to the other a first right of refusal on any silver-dominant properties in China brought to their attention which they do not intend to pursue.

d.

In 2003, Minco Mining entered into a letter agreement with New Cantech, which is related by one common director.

Pursuant to the terms of the agreement on the BYC project in Inner Mongolia, the Company received, from New Cantech, 100,000 common shares at $0.21 per share for $21,000 and 50,000 common shares at $0.30 per share for $15,000 in 2005.  In 2004, the Company received 250,000 common shares at $0.34 per share for a total of $85,000 and 100,000 common shares at $0.37 per share for a total of $37,000. The aggregate value of these shares at the date of issue ($158,000) has been recorded as an exploration cost recovery.

On September 28, 2006, New Cantech notified Minco Mining that it doesn’t want to proceed further with the BYC Option, and the two parties signed a termination agreement on October 3, 2006. Pursuant to the BYC Option Agreement, New Cantech reconveyed to Minco Mining all of its right and interest in and to the Property.

The above transactions were conducted in the normal course of business and are measured at the exchange amount, which is the amount of consideration established and agreed to by the parties.

Off-Balance Sheet Arrangements

The Company does not have any off-balance sheet arrangements except through its joint ventures. As disclosed elsewhere in this management’s discussion and analysis, the Company has certain obligations which must be met to earn an interest in the allocation of any future profits that may be generated from the joint ventures.

Critical Accounting Estimates

The preparation of the Company’s financial statements requires management to make various judgments with respect to estimates and assumptions. On an ongoing basis, management regularly reevaluates its estimates and assumptions; however actual amounts could differ from those based on such estimates and assumptions.

In the opinion of management, none of the accounting estimates reflect matters that are highly uncertain at the time the accounting estimate is made or that would have a material impact on the Company’s financial condition, changes in financial condition or results of operations.

Changes in Accounting Policies

Effective January 1, 2004, the Company adopted the fair value method, as determined using the Black-Scholes option valuation model, of accounting for stock-based compensation as recommended by the Canadian Institute of Chartered Accountants Handbook section 3870, Stock-based compensation and other stock-based payments.

Under the fair value method, compensation cost is measured at fair value at the date of grant and is expensed over the award’s vesting period.

As permitted by this Handbook section, the Company applied this change retroactively, without restatement, for options granted after January 1, 2002.  As a result, the opening deficit as at January 1, 2004 was adjusted to reflect an expense of $154,300 relating to options granted in 2002 and 2003. The Company recorded $374,249 in the year ended December 31, 2005  and $1,251,000 in the nine-month period ended September 30, 2006 as stock-based compensation and credited these amounts to contributed surplus or, in the case of stock options issued by Minco Silver, non-controlling interest.

Financial Instruments and Other Instruments

Fair value - The fair values of cash and cash equivalents, short-term investments, receivables, accounts payable and accrued liabilities approximates their carrying values due to the short-term nature of these financial instruments.

Exchange risk - The Company operates in China and many of its exploration expenditures are payable in either U.S. dollars or the Chinese currency RMB and are therefore subject to foreign currency risk arising from changes in exchange rates with the Canadian dollar.

Interest rate risk - The Company is exposed to interest rate risk on its short-term investments.

Credit risk - The Company generally places its short-term investment funds with government and Canadian bank debt securities and is subject to minimal credit risk with regard to temporary investments.

The Company does not have any risk associated with “other instruments”; that is, instruments that may be settled by the delivery of non-financial assets.

Outstanding Share Data

Minco Mining has an authorized capital of 100 million common shares with no par value. As at September 30, 2006, Minco Mining had 42,019,219 common shares outstanding compared to 38,633,992 common shares outstanding at December 31, 2005.

As at September 30, 2006, Minco Mining has 2,077,786 share purchase warrants outstanding exercisable at varying prices between $1.70 and $2.00 per share with varying expiry dates between October 2006 and July 2007. Minco Silver has 209,700 broker warrants outstanding exercisable at $1.25 per share during the first twelve months of the term expiring December 1, 2006 and at a price of $1.50 per share during the last six months of the term expiring May 31, 2007.

As at September 30, 2006, Minco Mining has 3,641,334 stock options outstanding, exercisable at varying prices between $0.20 and $2.55 per share; Minco Silver has 3,080,000 stock options outstanding, exercisable at the price range from of $1.25 to $3.67 per share.

At the date of this management’s discussion and analysis, Minco Mining has 42,144,219 common shares, 3,591,334 stock options, and 580,500 share purchase warrants outstanding, for a total of 46,316,053 fully diluted common shares outstanding.

At the date of this management’s discussion and analysis, Minco Silver has 25,265,900 common shares, 3,080,000 stock options and 209,700 broker warrants outstanding, for a total of 28,555,600 fully diluted common shares outstanding.